April 21, 2005

Mail Stop 0407

Scott R. Silverman
Chairman and Chief Executive Officer
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

      Re:	Applied Digital Solutions, Inc.
      	Registration Statement on Form S-3
      	File No. 333-123567
      	Filed March 24, 2005

Dear Mr. Silverman:

      We have reviewed your filing with respect to the terms of the offering and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form S-3

Selling Security Holders, page 16
1. In your response letter, please tell us whether any of the selling
shareholders is a broker-dealer or an affiliate of a broker-
dealer.
2. DSD Holdings A/S, page 16.  Your disclosure and Section 5.1 of the
Stock Purchase Agreement indicate the purpose of the share
exchange
was to allow Digital Angel to use Applied Digital stock as consideration for the acquisition of DSD Holdings A/S. In your response letter, please explain to us why the parties structured the acquisition of DSD Holdings in this manner. In addition, please expand your disclosure to explain how the $3.5 million value of the share exchange was calculated.
3. Innovative Circuits Arizona, Inc., page 17.   Please expand
your
disclosure of the facts regarding the litigation and settlement involving Innovative Circuits Arizona, Inc. Please provide us with copies of the settlement agreement with Innovative Circuits
Arizona.
We may have additional comments after reviewing the agreement.
4. From your disclosure and the legality opinion, it does not appear
that the shares being registered for resale in connection with the settlement of the Innovative Circuits Arizona litigation were issued prior to the filing of the registration statement.  In your
response
letter, tell us why you believed it was appropriate to file a registration statement registering the resale of the shares prior to their issuance. Also tell us whether and when you have issued the 38,000 shares to Messrs. Shano, Wiley, and Addison. In this regard, we note that the shares were to have been issued on or before
April
1, 2005.  Clarify what you mean by your reference to a requirement to
issue "registered shares" to Messrs. Shano, Wiley, and Addison.
* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Ted Yu at (202) 824-5684, Kathleen Krebs,
Special Counsel, at (202) 942-1977, or me at (202) 942-1990 with any
questions.


Sincerely,



Larry Spirgel
Assistant Director



Cc:	Harvey Goldman
	Holland & Knight LLP


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Applied Digital Solutions, Inc.
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